Mail Stop 3561

September 16, 2008

Mr. Richard J. Heckmann
Chairman and CEO
Heckmann Corp.
75080 Frank Sinatra Drive
Palm Desert, California 92211

> **Re:** **Heckmann Corp.**
> **Supplemental Responses**
> **Dated September 12 and 15, 2008 to**
> **Amendment No. 2 to Form S-4**
> **Filed August 22, 2008**
> **File No. 333-151670**

Dear Mr. Heckmann:

We have reviewed your most recent supplemental responses to our letter dated August 29, 2008 and have the following comments. Where indicated, we think you should revise your registration statement in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to prior comment two of our letter dated August 29, 2008 and your analysis regarding China Water's net income projections. Please tell us why you did not provide a similar analysis for the $220 million revenue projection. Also, please revise to disclose the approximate percentage of the projected increases in revenues and net income attributed to acquisitions, and state, if true, that China Water's actual results for the first half of 2008 are less than 25% of the projections.

Heckmann Corp.
September 16, 2008
Page 2

2.   We note your response to prior comment two and references to "pro forma annualized net income" and "pro forma annualized revenue." We note that previous references to these annualized numbers did not describe them as "pro forma." Please revise to clarify whether any of the assumptions for the projections have changed, for example if they had been based on GAAP but are now adjusted pro forma.

3.   Also, please revise to clarify "annualized." It is unclear if the term is meant to explain that interim period revenues and net income attributed to certain factors have been multiplied by the number of interim periods in the year. It is also unclear which interim period serves as the base for the annualization and whether or not the certain factors for the interim period relate to seasonality, acquisitions, a combination, or other factors. Please revise accordingly.

China Bottles, Inc. and Subsidiaries Consolidated Financial Statements for the Year Ended
December 31, 2007 and 2006, page F-87

4.   Please revise the financial statements of China Bottles that are included in your Form S-4 to comply with any further staff comments on the Exchange Act filings of China Bottles.

Closing Comments

        As appropriate, please amend your registration statement and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact John Archfield at (202) 551-3315 or Ryan Milne, Accounting Branch Chief, at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin S. Kim at (202) 551-3297 or Jim Lopez, Branch Chief, at (202) 551-3536 with any other questions.

                                                Sincerely,

                                                John Reynolds
                                                Assistant Director

cc: Steven D. Pidgeon, Esq.
        Fax: (480) 606-5524